SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Section 13
and 15(d) of the Securities Exchange Act of 1934.

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-32447	30-0228584

(State or other	(Commission	(I.R.S. Employer
jurisdiction of	File Number)	Identification Number)
incorporation)

4860 Cox Road
Suite 300
Glen Allen, Virginia 23060

(Address of principal executive offices)

(804) 967-7400

(Registrant’s telephone number, including area code)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Saxon Capital, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 5, 2006

SAXON CAPITAL, INC

By:	/s/ Kevin L. Rodman

	Name:	Kevin L. Rodman
	Title:	Chief Executive Officer and
President